UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

PEOPLES FINANCIAL CORPORATION
(Name of Registrant as Specified in Its Charter)

STILWELL ACTIVIST INVESTMENTS, L.P.

STILWELL VALUE PARTNERS VII, L.P.

STILWELL ACTIVIST FUND, L.P.

STILWELL VALUE LLC

JOSEPH D. STILWELL

RODNEY H. BLACKWELL

JONATHAN W. BRIGGS

RONALD W. ROBERTSON, JR.

GREGORY H. BROWNE

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

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(4)	Date Filed:

PEOPLES FINANCIAL CORPORATION

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2022 ANNUAL MEETING OF STOCKHOLDERS

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SUPPLEMENT DATED APRIL 4, 2022 TO THE PROXY STATEMENT OF

THE STILWELL GROUP
IN OPPOSITION TO
THE BOARD OF DIRECTORS OF PEOPLES FINANCIAL CORPORATION

___________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

Dear Fellow Stockholders:

The Stilwell Group is one of the largest stockholders of Peoples Financial Corporation (the “Corporation” or “Peoples Financial”), beneficially owning an aggregate of 464,645 shares of Common Stock, par value $1.00 per share (the “Common Stock”), of the Corporation, representing approximately 9.93% of the Corporation’s outstanding shares of Common Stock. The Stilwell Group is furnishing this Proxy Statement Supplement (the “Second Proxy Supplement”) and accompanying GREEN proxy card to the holders of the Common Stock in connection with the solicitation of proxies to elect Rodney H. Blackwell (the “Nominee”) to the Board of Directors of the Corporation (the “Board”) at the Corporation’s 2022 Annual Meeting of Shareholders scheduled to be held on April 27, 2022 at 6:30 p.m., Central Time, at The Swetman Building at The Peoples Bank, Suite 204, 727 Howard Avenue, Biloxi, Mississippi, 39530 (including any adjournments, postponements, continuations or reschedulings thereof, the “Annual Meeting”).

The Stilwell Group filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on March 10, 2022 (the “Definitive Proxy Statement”), as supplemented on March 14, 2022 (the “First Proxy Supplement”). The Corporation subsequently filed its definitive proxy statement for the Annual Meeting with the SEC on March 25, 2022. This Second Proxy Supplement is dated April 4, 2022, and is first being furnished to stockholders of the Corporation on or about April 4, 2022. Except as specifically modified or supplemented by the information contained in this Second Proxy Supplement, all information set forth in our Definitive Proxy Statement and First Proxy Supplement remains applicable.

The Stilwell Group is furnishing this Second Proxy Supplement and accompanying GREEN proxy card to stockholders of the Corporation solely to include an additional proposal being presented to stockholders at the Annual Meeting that was not originally included in our Definitive Proxy Statement and First Proxy Supplement. According to the Company’s definitive proxy statement, in addition to the other proposals on the agenda for the Annual Meeting, stockholders are also being asked to vote on the Corporation’s advisory (non-binding) proposal to approve the compensation of the Corporation’s named executive officers, as discussed below and as more fully described in the Corporation’s definitive proxy statement.

PROPOSAL NUMBER 3: ADVISORY VOTE ON COMPENSATION OF EXECUTIVE OFFICERS

As discussed in further detail in the Corporation’s definitive proxy statement, the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations promulgated thereunder require the Corporation to conduct a separate stockholder vote to approve the compensation of named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC. Accordingly, the Corporation is asking stockholders to vote for the following resolution:

“Resolved, that the shareholders approve the compensation of the named executive officers of the Company as set forth under the heading “Compensation of Executive Officers and Directors” in Section VI in the 2022 Proxy Statement, including the compensation discussion and analysis, the compensation tables and related material.”

According to the Corporation’s definitive proxy statement, although the vote is advisory and will not be binding on the Corporation or the Board of Directors, the Board’s Compensation Committee will take into account the voting results when considering future executive compensation arrangements. We intend to vote, and recommend that you vote, AGAINST Proposal 3.

Proposal 3 will be approved if the votes cast in favor of Proposal 3 exceed the votes cast against it at the Annual Meeting. Abstentions, which include broker non-votes, are counted for purposes of determining a quorum, but are otherwise not counted and have no effect on the outcome of the vote on Proposal 3.

If you are a stockholder as of February 28, 2022, the Record Date for the Annual Meeting, all GREEN proxy cards that have been submitted in connection with our mailings to stockholders of a proxy statement and proxy card on March 10, 2022 and March 14, 2022 remain valid and will be voted at the Annual Meeting as marked and as described in our Definitive Proxy Statement and First Proxy Supplement.

Because this Second Proxy Supplement describes an additional proposal to be voted on at the Annual Meeting that was not reflected or described in our Definitive Proxy Statement or First Proxy Supplement, proxies submitted before the date of this Second Proxy Supplement did not include votes on the (non-binding) proposal to approve the compensation of the Corporation’s named executive officers. As a result, if you want to vote on all three of the proposals being presented at the Annual Meeting, as described in our Definitive Proxy Statement and this Second Proxy Supplement, you must cast a new vote for the Annual Meeting by signing, dating and returning the enclosed new GREEN proxy card, or by voting in person at the Annual Meeting. Signing and submitting the new GREEN proxy card, or voting in person at the Annual Meeting, will revoke any prior proxy in its entirety.

If you have already submitted your GREEN proxy card and do not submit the enclosed new GREEN proxy card, your previously submitted GREEN proxy card will be voted at the Annual Meeting with respect to Proposal 1 (Election of Directors) and Proposal 2 (Ratification of the Appointment of Independent Registered Public Accounting Firm). However, if you want to vote on all three proposals being presented at the Annual Meeting, including Proposal 3 (Non-Advisory Vote on Executive Compensation), the Stilwell Group encourages you to submit the enclosed GREEN proxy card so that your vote will be considered on all three proposals.

The enclosed GREEN proxy card will replace any previously submitted proxy card in connection with the Annual Meeting.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the enclosed new GREEN proxy card but do not make any specific choices, your shares will be voted: (a) “FOR” the election of our Nominee to the Board of Directors, (b) “FOR” the ratification of the appointment of Wipfli LLP as the Corporation’s independent registered public accounting firm, and (C) “AGAINST” the (non-binding) proposal to approve the compensation of the Corporation’s named executive officers.

Please read our Definitive Proxy Statement, First Proxy Supplement and this Second Proxy Supplement in their entirety as together they contain all of the information that is important to your decisions in voting at the Annual Meeting, including with respect to the election of our highly-qualified Nominee. If you need another copy of our Definitive Proxy Statement, First Proxy Supplement or this Second Proxy Supplement, please contact Okapi Partners LLC, which is assisting the Stilwell Group with its effort to solicit proxies, at the address and toll-free number set forth on the back cover of this Second Proxy Supplement.

IF YOU HAVE SUBMITTED A GREEN PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO VOTE ON PROPOSAL 3 DESCRIBED HEREIN, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN PROXY CARD.

IF YOU SUBMITTED A GREEN PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU WISH TO VOTE ON PROPOSAL 3 DESCRIBED HEREIN, PLEASE FOLLOW THE ENCLOSED INSTRUCTIONS AND SIGN, DATE AND RETURN THE GREEN PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

THIS SOLICITATION IS BEING MADE BY THE STILWELL GROUP AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE CORPORATION.

THE STILWELL GROUP URGES YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD IN FAVOR OF THE ELECTION OF THE STILWELL GROUP’S NOMINEE. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE CORPORATION.

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY THE CORPORATION’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT AND THIS SECOND PROXY SUPPLEMENT, BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at

www.okapivote.com/PFBX

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Stilwell urges you to sign, date, and return the enclosed GREEN proxy card today to vote FOR Rodney H. Blackwell.

●	If your shares of Common Stock are registered in your own name, please sign and date the GREEN proxy card and return it to the Stilwell Group, c/o Okapi Partners LLC today.

●	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of such shares of Common Stock, and these proxy materials, together with a GREEN voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

●	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form for instructions about how to vote electronically. You may also vote by signing, dating and returning the voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card that you receive from the Corporation. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card that you may have previously sent to us. Remember, you can vote for our Nominee only on our GREEN proxy card. So please make certain that the latest dated proxy card you return is the GREEN proxy card.

If you have any questions or need assistance in voting your shares, please call the Stilwell Group:

The Stilwell Group

Attn: Ms. Megan Parisi

200 Calle del Santo Cristo

Segundo Piso

San Juan, PR 00901

Direct: 787- 985-2194

info@stilwellgroup.com

Please feel free to contact Okapi Partners LLC, proxy solicitors for the Stilwell Group, as follows:

Okapi Partners LLC

Attn: Teresa Huang

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Main: 212-297-0720

Shareholders Call Toll-Free: (855) 305-0856

▼ DETACH PROXY CARD HERE ▼

PROXY

THIS PROXY IS SOLICITED BY THE STILWELL GROUP IN OPPOSITION TO

THE BOARD OF DIRECTORS OF PEOPLES FINANCIAL CORPORATION

FOR THE 2022 ANNUAL MEETING OF STOCKHOLDERS

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF PEOPLES FINANCIAL CORPORATION

The undersigned hereby appoints Teresa Huang, Megan Parisi and Luis J. Lopez, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $1.00 per share, of Peoples Financial Corporation (“Peoples Financial” or the “Corporation”), which the undersigned is entitled to vote at the Corporation’s 2022 Annual Meeting of Stockholders scheduled to be held on April 27, 2022 at 6:30 p.m., Central Time, at The Swetman Building at The Peoples Bank, Suite 204, 727 Howard Avenue, Biloxi, Mississippi, 39530 (including any adjournments, postponements, continuations and reschedulings thereof and at any meeting called in lieu thereof) (the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. Unless otherwise specified, this proxy will be voted “FOR” the election of the Stilwell Group’s Nominee as a director as noted on the reverse, “FOR” the ratification of the appointment of Wipfli LLP as the Corporation’s independent registered public accounting firm, and “AGAINST” the advisory (non-binding) proposal to approve the compensation of the Corporation’s named executive officers. This proxy revokes all prior proxies given by the undersigned.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting. The Stilwell Group’s Proxy Statement and form of GREEN proxy card are available at www.OkapiVote.com/PFBX.

For registered shares, your proxy must be received by 11:59 p.m. Eastern Time the day before the Annual Meeting date.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

▼ DETACH PROXY CARD HERE ▼

The Stilwell Group recommends that you vote “FOR” the election of the Stilwell Group’s Nominee, Rodney H. Blackwell, as a director, “FOR” the ratification of the appointment of Wipfli LLP as the Corporation’s independent registered public accounting firm for 2022, and “AGAINST” the advisory (non-binding) proposal to approve the compensation of the Corporation’s named executive officers.

1.	ELECTION OF DIRECTORS – To elect Mr. Rodney H. Blackwell

☐ FOR	☐ WITHHOLD

The Stilwell Group intends to use this proxy to vote for the persons who have been nominated by the Corporation for election as a director, other than Chevis C. Swetman. There is no assurance that the other candidates nominated by the Corporation will serve as directors if the Stilwell Group’s Nominee is elected. You should refer to the Corporation’s proxy statement and form of proxy distributed by the Corporation for the names, background, qualifications and other information concerning the Corporation’s nominees. The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any authority for Chevis C. Swetman.

Note: If you do not wish for your shares to be voted “FOR” a person(s) who has been nominated by the Corporation for election as a director, other than Chevis C. Swetman, write the name(s) of the Corporation’s nominee(s) in the following space:

2.	RATIFICATION OF THE APPOINTMENT OF WIPFLI LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR PEOPLES FINANCIAL CORPORATION

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	ADVISORY (NON-BINDING) PROPOSAL TO APPROVE COMPENSATION OF THE CORPORATION’S NAMED EXECUTIVE OFFICERS

☐ FOR	☐ AGAINST	☐ ABSTAIN

In his or her discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the Proxy Statement provided herewith.

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.

Dated:	Signature
Title:

Dated:	Signature (if held jointly)
Title: